Filed Pursuant to Rule 424(b)(3)
File No.: 333-220620

PROSPECTUS

10,226,165 Shares

Common Stock

This prospectus relates to the resale, from time to time, of up to an aggregate of 10,226,165 shares of common stock of Entellus Medical, Inc. by the selling stockholders named in this prospectus and any prospectus supplement, including their pledgees, donees, transferees, assignees or other successors in interest. The selling stockholders acquired the shares offered for resale under this prospectus at the closing of our acquisition of Spirox, Inc. on July 13, 2017 or in private transactions prior to Entellus’s initial public offering. We issued the shares of common stock to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933.

The registration of the shares of common stock covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of any sales are within the sole discretion of the selling stockholders. We will not receive any proceeds from sales of the shares offered by the selling stockholders, but we will incur expenses in connection with the offering.

The shares of common stock offered under this prospectus may be sold by the selling stockholders through public or private transactions, on or off the NASDAQ Stock Market, at prevailing market prices or at privately negotiated prices. For more information on the times and manner in which the selling stockholders may sell shares of common stock under this prospectus, please see the section entitled “Plan of Distribution,” beginning on page 22 of this prospectus.

Our common stock trades on the NASDAQ Global Market under the symbol “ENTL.” On September 22, 2017, the last reported sale price of our common stock was $17.69 per share.

Investing in our common stock involves risk. We refer you to the section entitled “Risk Factors” on page 4 of this prospectus before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 4, 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. Under this shelf registration process, certain selling stockholders from time to time may sell the common stock described in this prospectus in one or more offerings. In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by one or more of the selling stockholders. We also may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the later-dated document modifies or supersedes the earlier statement.

You should read both this prospectus and any applicable prospectus supplement together with the additional information about our company to which we refer you in the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.” You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. Neither we nor the selling stockholders have authorized any dealer, sales person or other person to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context specifically indicates otherwise, references in this prospectus to “we,” “us,” “our,” the “Company” and “Entellus” refer collectively to Entellus Medical, Inc. and its consolidated subsidiaries.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend” and similar words or phrases. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Accordingly, these statements involve estimates, assumptions, risks and uncertainties, including the risks discussed in the section entitled “Risk Factors,” that could cause actual results to differ materially from those expressed in them. You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our future revenue, expenses, capital requirements and our needs for additional financing and our ability to obtain additional financing in the future, on favorable terms or at all;

•	the implementation of our business model, strategic plans for our products, technologies and businesses and ability to obtain success with respect to our key initiatives;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	the effect of our recent acquisition of Spirox, Inc., or Spirox, on our operating results and business; and

•	our expectations regarding the use of proceeds from our initial public offering and subsequent public offerings.

Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. Actual future results may vary materially from those projected, anticipated or indicated in any forward-looking statements as a result of various factors, including without limitation those set forth below and elsewhere in this report:

•	our future operating losses and ability to achieve or sustain profitability;

•	our future revenues and ability to sustain historical revenue growth rates;

•	the dependence of our revenues on our XprESS™ family of products;

•	future market acceptance and adoption of our products, and adequate levels of coverage or reimbursement for procedures using our products;

•	risks involved in our recent acquisition of Spirox, including the failure to achieve the revenues, cost savings, earnings, growth prospects and any or other synergies expected from the acquisition or delays in realization thereof; delays and challenges in integrating Spirox’s business and operations; operating costs and business disruption following the acquisition, including adverse effects on employee retention and on business relationships with third parties, including physicians, providers, distributors and vendors; and issues with customers securing from private health insurers and the Centers for Medicare & Medicaid Services, or CMS, routine and adequate reimbursement for nasal surgery procedures using Spirox’s LATERA Absorbable Nasal Implant device;

•	the effect of Medicare’s final rule on the Hospital Outpatient Prospective Payment System, or HOPPS, for 2017 and future similar Medicare rulemaking including bundled payment models on our revenue;

•	our dependence on our license agreement with Acclarent, Inc.;

•	our ability to achieve success with respect to the following key initiatives: (1) expansion and enhanced productivity of our sales force; (2) account development activities; (3) global expansion; and (4) new products and indications;

•	our ability to successfully develop and commercialize new ear, nose and throat, or ENT, products;

•	not successfully competing against our existing or potential competitors;

•	the effect of consolidation in the healthcare industry or group purchasing organizations and the aggregation of purchasing power;

•	our ability to expand, manage and maintain our direct sales organization and market and sell our products in the United States and internationally and risks involved in such expansion;

•	risks and uncertainties involved in our international operations and use of international third-party distributors;

•	the compliance of our products with the laws and regulations of the countries in which they are marketed, which compliance may be costly and time-consuming;

•	failure or delay in obtaining U.S. Food and Drug Administration, or FDA, or other regulatory approvals for our products or the effect of FDA or other regulatory actions on our operations, including risks associated with the recent FDA warning letter that we received;

•	the use, misuse or off-label use of our products that may harm our image in the marketplace or result in injuries that may lead to product liability suits, which could be costly to our business or result in governmental sanctions;

•	inability to retain key sales representatives, independent distributors, and other personnel or to attract new talent;

•	our ability to successfully complete future acquisitions of, or joint ventures relating to, complementary businesses, products or technologies and successfully integrate acquired businesses, products or technologies or retain any key employees related thereto;

•	our ability to manage our anticipated growth;

•	risk associated with our clinical studies;

•	the risk of future product recalls, product liability claims and litigation and inadequate insurance coverage relating thereto;

•	challenges to our intellectual property rights or inability to defend our products against the intellectual property rights of others;

•	the loss of key suppliers, which may result in our inability to meet customer orders for our products in a timely manner or within our budget;

•	risks associated with our manufacturing operations, including the anticipated transition of manufacturing our XeroGel nasal packing material from Hayward, California to Plymouth, Minnesota;

•	failures of, interruptions to, or unauthorized tampering with, our information technology systems;

•	the adverse effect of extreme weather conditions on our revenues, including recently Hurricane Harvey and Hurricane Irma;

•	the adequacy of our capital resources and our ability to raise additional financing when needed and on favorable terms, especially in light of anticipated future contingent consideration payments as a result of our acquisition of Spirox;

•	risks associated with our outstanding indebtedness and loan and security agreement with Oxford Finance LLC and the other lenders party thereto; and

•	the effect of new or revised laws, rules and regulations, such as healthcare reform legislation, including the excise tax on U.S. sales of certain medical devices, and its implementation, possible additional legislation, regulation and other governmental pressure in the United States and globally, which may affect utilization, pricing, reimbursement, taxation and rebate policies of governmental agencies and private payors, which could have an adverse effect on our business, financial condition or operating results.

For more information regarding these and other uncertainties and factors that could cause our actual results to differ materially from what we have anticipated in our forward-looking statements or otherwise could materially adversely affect our business, financial condition, or operating results, see the risks and uncertainties described under the heading “Risk Factors” and Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 under the headings “Risk Factors.” The risks and uncertainties described above and in “Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 under the headings “Risk Factors” are not exclusive and further information concerning us and our business, including factors that potentially could materially affect our business, financial condition or operation results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that we file from time to time with the SEC. Our forward-looking statements in this report speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the more detailed information and consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

Unless the context specifically indicates otherwise, references in this prospectus to “we,” “us,” “our,” the “Company” and “Entellus” refer collectively to Entellus Medical, Inc. and its consolidated subsidiaries.

Entellus Medical, Inc.

Our Business

We are a medical technology company focused on delivering superior patient and physician experiences through products designed for the minimally invasive treatment of chronic and recurrent sinusitis, nasal airway obstruction and persistent Eustachian tube dysfunction. Our platform of products provides safe, effective and easy-to-use solutions intended to enable treatment of patients in more cost-effective sites of care. Our product lines including the XprESS™ ENT Dilation System, LATERA™ Absorbable Nasal Implant, MiniFESS™ Surgical Instruments, XeroGel Nasal Dressing and FocESS™ Imaging & Navigation are designed to enable ear, nose and throat, or ENT, physicians to conveniently and comfortably perform a broad range of procedures in the most cost effective and efficient site of care.

We currently sell our products through a direct sales force in the United States and United Kingdom and through international distributors in over 10 countries. We intend to continue to increase our presence outside the United States through expansion of our United Kingdom sales force and the addition of distributors.

Recent Acquisition of Spirox, Inc.

On July 13, 2017, we completed our previously announced acquisition of Spirox, Inc. Spirox is a privately held medical device company that develops, manufactures and markets the LATERA Absorbable Nasal Implant which is a minimally invasive option to treat nasal airway obstruction. In the transaction, we paid $25.0 million in cash and issued approximately 3.4 million in shares of our common stock, subject to certain adjustments and as calculated pursuant to the calculation methodology set forth in the merger agreement. Of the $25.0 million cash consideration, $7.5 million was deposited with an escrow agent to fund payment obligations with respect to the working capital adjustment and post-closing indemnification obligations of Spirox’s former equity holders. Under the terms of the merger agreement, we agreed to pay additional contingent consideration to Spirox’s former equity holders based on our net revenue from sales of Spirox’s LATERA device, subsequent versions thereof and any other device that treats nasal valve collapse or nasal lateral wall insufficiency by increasing the mechanical strength of the nasal lateral wall through the use of a synthetic graft, evaluated annually during the four-year period following the acquisition. In connection with the closing of the acquisition of Spirox, we borrowed an additional $26.5 million in term loans under our credit facility to fund the initial consideration.

Risk Factors

Investing in our company entails a high degree of risk, as more fully described in the “Risk Factors” section of this prospectus. You should carefully consider such risks before deciding to invest in our common stock. Our principal risks include:

•	the dependence of our revenues on our XprESS™ family of products and our license agreement with Acclarent, Inc.;

•	our ability to successfully develop and commercialize new ENT products;

•	future market acceptance and adoption of our products, and adequate levels of coverage or reimbursement for procedures using our products;

•	risks involved in our recent acquisition of Spirox, Inc.;

•	not successfully competing against our existing or potential competitors;

•	our ability to expand, manage and maintain our direct sales organization and market and sell our products in the United States and internationally and risks involved in such expansion;

•	risks and uncertainties involved in our international operations and use of international third-party distributors;

•	the compliance of our products with the laws and regulations of the countries in which they are marketed, which compliance may be costly and time-consuming;

•	inability to retain key sales representatives, independent distributors, and other personnel or to attract new talent;

•	our ability to successfully complete future acquisitions of, or joint ventures relating to, complementary businesses, products or technologies and successfully integrate acquired businesses, products or technologies or retain any key employees related thereto;

•	our ability to manage our anticipated growth;

•	the risk of future product recalls, product liability claims and litigation and inadequate insurance coverage relating thereto;

•	challenges to our intellectual property rights or inability to defend our products against the intellectual property rights of others;

•	the adequacy of our capital resources and our ability to raise additional financing when needed and on favorable terms, especially in light of anticipated future contingent consideration payments as a result of our acquisition of Spirox; and

•	risks associated with our outstanding indebtedness and loan and security agreement with Oxford Finance LLC and the other lenders party thereto.

Corporate Information

Our principal executive offices are located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447. Our telephone number is (763) 463-1595. Our website is located at www.entellusmedical.com. The information contained on or connected to our website is not a part of this prospectus.

This prospectus may contain references to our trademarks XPRESS, LATERA, FINESS, ENTELLUS MEDICAL, FOCESS, XEROGEL and MINIFESS. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Shares offered by Entellus	0 shares of common stock

Shares offered by the selling stockholders	10,226,165 shares of common stock

Shares outstanding(1)	25,432,922 shares of common stock (as of September 15, 2017)

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders.

Accordingly, we will not receive any proceeds from the sale of these shares.

NASDAQ Global Market symbol	ENTL

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 4 for a discussion of factors you should carefully consider before investing in our common stock.

(1)	The number of shares of our common stock outstanding is based on shares of our common stock outstanding as of September 15, 2017 and excludes:

•	4,231,244 shares of common stock issuable upon exercise of options to purchase shares of our common stock as of September 15, 2017, at a weighted average exercise price of $13.89 per share;

•	263,079 shares of common stock issuable upon vesting of outstanding restricted stock units as of September 15, 2017;

•	313,522 shares of common stock available for future issuance under the Entellus Medical, Inc. 2015 Incentive Award Plan as of September 15, 2017;

•	127,500 shares of common stock available for future issuance under the Entellus Medical, Inc. 2017 Employee Inducement Incentive Award Plan as of September 15, 2017; and

•	166,523 shares of common stock available for future issuance under the Entellus Medical, Inc. 2015 Employee Stock Purchase Plan as of September 15, 2017.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the risks discussed below, together with the other information contained in this prospectus, any prospectus supplement or documents incorporated by reference herein or therein, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which are incorporated by reference into this prospectus. If any of the risks incorporated by reference or set forth below occurs, our business, results of operations and financial condition could suffer significantly. As a result, you could lose some or all of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our stockholders.

Our stock price has been, and is likely to continue to be, volatile. During the first six months of 2017, the sale price of our common stock ranged from $12.04 to $20.19 per share, and our daily trading volume ranged from 14,349 to 1,891,420 shares. During 2016, the sale price of our common stock ranged from $13.72 to $22.63 per share, and our daily trading volume ranged from 9,200 to 309,500 shares. In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. The market price of our common stock may fluctuate substantially due to many factors, including, among others:

•	the volume and timing of sales of our products;

•	the introduction of new products or product enhancements by us or others in our industry;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in reimbursement;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	product liability claims or other litigation;

•	announced and completed acquisitions and our ability to integrate successfully acquired operations and realize the anticipated benefits from completed acquisitions;

•	changes in our financial guidance or earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our common stock may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we have taken, and intend to continue to take, advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our consolidated financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2020, the fiscal year-end following the fifth anniversary of the completion of our initial public offering, or IPO, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.0 billion in annual revenue in any fiscal year, (2) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Our directors, officers and affiliated stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of August 15, 2017, our officers, directors and affiliated stockholders each holding more than 5% of our common stock, collectively control approximately 32.4% of our outstanding common stock. As a result, these stockholders, if they were to act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Future sales of shares could cause our stock price to decline.

Our stock price could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Persons who were our stockholders prior to our IPO continue to hold a substantial number of shares of our common stock. In addition, the former equity holders of Spirox hold a significant number of shares of our common stock. Sales of a substantial number of shares of our common stock in the public market could occur at any time, especially after the effectiveness of the registration statement of which this prospectus is a part. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock.

Moreover, certain holders of our common stock, including many pre-IPO stockholders and the former equity holder of Spirox, have rights to require us to register their shares under the Securities Act, and, in the case of certain pre-IPO stockholders, to participate in future registrations of securities by us, subject to certain conditions. The shares of common stock offered under this prospectus are held by these former equity holders of Spirox or pre-IPO stockholders who exercised their registration rights in connection with the filing of the registration statement of which this prospectus is a part. In addition, shares of common stock that are either subject to outstanding options, issuable upon vesting of restricted stock units or reserved for future issuance under our stock-based incentive plans are eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act and, in any event, we have filed a registration statement permitting shares of common stock issuable under our stock-based incentive plans to be freely sold in the public market. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Certain of our employees, executive officers and directors have entered or may enter into Rule 10b5-1 plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the employee, director or officer when entering into the plan, without further direction from the employee, officer or director. A Rule 10b5-1 plan may be amended or terminated in some circumstances. Our employees, executive officers and directors also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. Shares of our common stock sold under these plans, or the perception that such shares may be sold in the public market, may adversely affect the trading price of our common stock. In addition, sales by our insiders under these plans may adversely affect investors’ views of the future value of our common stock.

In the event that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the trading price of our common stock could decline.

We are subject to the periodic reporting requirements of the Exchange Act. As a result, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. As a public company, we are required, under Section 404(a) of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur in the future and not be detected.

In addition, once we cease to be an “emerging growth company” under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls under Section 404(b) of the Sarbanes-Oxley Act. While we may remain an “emerging growth company” until as late as December 31, 2020, the fiscal year-end following the fifth anniversary of the completion of our IPO, we may cease to be an “emerging growth company” earlier under certain circumstances and that could accelerate our timeline for complying with Section 404(b).

As a result of our recent acquisition of Spirox, we are in the process of integrating Spirox’s internal controls into ours. We may experience difficulties in doing this. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors, when required, are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, or be delayed in producing these financial reports, both of which could cause the price of our common stock to decline. We could also be subject to, among other things, regulatory or enforcement actions by the SEC and The NASDAQ Global Market and could be subject to securities litigation.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Entellus that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•	our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

•	our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our current credit facility precludes, and any future debt agreements may preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Risks Related to Our Business, Industry, Government Regulation, Capital Requirements and Finances, Intellectual Property Matters, and Recent Acquisition of Spirox

For risks related to our business, industry, government regulation, capital requirements and finances, intellectual property matters, and recent acquisition of Spirox, see the information under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the information under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.

DESCRIPTION OF CAPITAL STOCK

As used in this section only, “the Company,” “we,” “our” or “us” refer to Entellus Medical, Inc., excluding our subsidiaries, unless expressly stated or the context otherwise requires.

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents are incorporated by reference into this registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 210,000,000 shares, all with a par value of $0.001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

Common Stock

As of September 15, 2017, we had 25,432,922 shares of common stock outstanding, held of record by 146 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and any shares offered by us will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation further provides that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Finally, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation and amended and restated bylaws is not complete and is qualified in its entirety by reference to these documents, each of which is incorporated by reference as an exhibit to this registration statement of which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock is listed on the NASDAQ Global Market under the trading symbol “ENTL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

USE OF PROCEEDS

All shares of common stock offered under this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of common stock offered under this prospectus by the selling stockholders. This offering is intended to satisfy our obligations to register under the Securities Act the resale of the common stock that we issued to the selling stockholders at the closing of our acquisition of Spirox.

SELLING STOCKHOLDERS

The shares of our common stock offered under this prospectus may be offered from time to time by the selling stockholders named below or by any of their pledges, donees, transferees or other successors in interest. As used in this prospectus, the term “selling stockholder” includes those selling stockholders identified below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. All of the selling stockholders named below acquired the shares of our common stock being offered under this prospectus directly from us at the closing of our acquisition of Spirox or in private transactions prior to our IPO. We issued the shares to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and Regulation D promulgated thereunder. In connection with such issuance, each of the selling stockholders represented that such stockholder was an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D. Each of the selling stockholders also represented that the stockholder was acquiring the shares of our common stock for the stockholder’s own account and not on behalf of any other person and not with a view to any resale, distribution or other disposition of the shares in violation of the Securities Act or any other applicable securities laws.

The following table sets forth as of August 15, 2017: (1) the name of each selling stockholder for whom we are registering shares of our common stock under this registration statement; (2) the number of shares of our common stock beneficially owned by each of the selling stockholders prior to the offering, determined in accordance with Rule 13d-3 under the Exchange Act; (3) the number of shares of our common stock that may be offered by each selling stockholder under this prospectus; and (4) the number of shares of our common stock to be owned by each selling stockholder after completion of this offering. The table assumes that the selling stockholders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that actually will be sold or when or if these sales will occur. We will not receive any of the proceeds from the sale of the shares offered under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or his, her or its representative, or on our records, as of August 15, 2017. The percentage of beneficial ownership for the following table is based on 25,376,805 shares of our common stock outstanding as of August 15, 2017.

To our knowledge, except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of our common stock shown in the table to be beneficially owned by such person. Except as set described below, none of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, based on information provided to us, none of the selling stockholders that are affiliates of broker-dealers, if any, purchased the shares of our common stock outside the ordinary course of business or, at the time of their acquisition of such shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After Completion of the Offering
Selling Stockholder	Number	Percentage	Number of Shares Being Offered	Number	Percentage
Aisling Capital III, LP(1)	528,655	2.0%	528,655		—
Aperture Capital III, L.P.(2)	30,091	*	30,091		—
Aperture Venture Partners II, L.P.(3)	117,916	*	117,916		—
Aperture Venture Partners II-A, L.P.(4)	11,285	*	11,285		—
Aperture Venture Partners II-B, L.P.(5)	21,261	*	21,261		—

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After Completion of the Offering
Selling Stockholder	Number	Percentage	Number of Shares Being Offered	Number	Percentage
Aperture Venture Partners III, L.P.(6)	70,268	*	70,268		—
Blackman, Parker	15,739	*	10,401	5,338	*
BMZ Investments, L.P.(7)	5,200	*	5,200		—
Correlation Ventures, L.P., as nominee for Correlation Ventures, L.P. & Correlation Ventures Executives Fund, L.P.(8)	142,983	*	142,983		—
Covidien Group S.a.r.L(9)	956,926	3.6%	956,926		—
D3DC, LLC(10)	6,833	*	6,833		—
de Anda, Michael	2,600	*	2,600		—
Donahue, Joseph	2,516	*	2,516		—
Duke Rohlen and Kendall Simpson Rohlen, Trustees or Successor Trustee, of the Rohlen Revocable Trust dated u/a/d 6/12/98(11)	20,298	*	20,298		—
Ennen, Mike	37,183	*	37,183		—
Essex Woodlands Health Ventures Fund VIII, L.P.(12)	2,928,689	10.9%	2,608,836	319,853	1.2%
Essex Woodlands Health Ventures Fund VIII-A, L.P.(12)	211,159	*	188,098	23,061	*
Essex Woodlands Health Ventures Fund VIII-B, L.P.(12)	91,808	*	81,781	10,027	*
Garcia General Partnership II(13)	12,582	*	12,582		—
GC Partners LP(14)	23,151	*	23,151		—
GC&H Investments, LLC(15)	5,663	*	5,663		—
Gonzales, Ernest A	11,384	*	5,032	6,352	*
H. Barton Co-Invest Fund II, LLC(16)	6,941	*	6,941		—
H. Barton Co-Invest Fund, LLC(17)	12,476	*	12,476		—
International Life Sciences Fund III (LP1), L.P.(18)	1,091,166	4.1%	1,091,166		—
International Life Sciences Fund III Co-Investment, L.P.(18)	12,947	*	12,947		—
International Life Sciences Fund III Strategic Partners L.P.(18)	10,424	*	10,424		—
International Biotechnology Trust Plc	341,468	1.3%	341,468		—
Iyad Saidi and Hania Qutub, Joint Tenants by the Entirety	2,516	*	2,516		—
KKR Health Care I LLC(19)	1,405,380	5.2%	1,405,380		—
Life Science Angel Investors VIII LLC(20)	19,489	*	19,489		—
Maurice C. Werdegar and Helen M. Werdegar, or their Successors in Trust, as Trustees of The Werdegar Family Trust dated 6/29/09(21)	7,549	*	7,549		—
Meisel, Lee	41,121	*	41,121		—
Menachem, Jonathan	503	*	503		—
P/D Properties, LLC(22)	7,000	*	2,810	4,190	*
Ram Pasture LLC(23)	7,551	*	7,551		—
Rohlen, Douglas (Duke) S.	5,466	*	5,466		—
Saidi, Iyad	6,833	*	6,833		—

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After Completion of the Offering
Selling Stockholder	Number	Percentage	Number of Shares Being Offered	Number	Percentage
Samarasinghe, Leshika	754	*	754		—
Screwcap Holdings, LLC(24)	10,065	*	10,065		—
Sofinnova HealthQuest Partners, L.P.(25)	187,384	*	187,384		—
Stevens, Grant	2,516	*	2,516		—
SV Life Sciences Fund IV, L.P.(18)	1,791,070	6.6%	1,482,192	308,878	1.1%
SV Life Sciences Fund IV Strategic Partners L.P.(18)	50,849	*	42,080	8,769	*
Swamy, Ravi S.	2,516	*	2,516		—
The Board of Trustees of the Leland Stanford Junior University (DAPER I)(26)	4,858	*	4,858		—
The Rohlen 2013 Irrevocable Trust Agreement dated November 6, 2013(27)	4,684	*	4,684		—
The Rohlen Grandchildren’s Trust Dated April 14, 2010(28)	7,549	*	7,549		—
Thomas P. Rohlen Revocable Trust of October 31, 1995(29)	74,729	*	74,729		—
Venrock Associates VII, L.P.(30)	403,374	1.5%	403,374		—
Venrock Partners VII, L.P.(31)	33,413	*	33,413		—
Venture Lending & Leasing VI, LLC(32)	82,133	*	82,133		—
WS Investment Company, LLC (2015A)(33)	2,463	*	2,463		—
Other selling stockholders(34)	21,256	*	21,256		—
TOTAL	10,912,633		10,226,165	686,468

*	Less than one percent (1%)
(1)	These shares of our common stock are owned directly by Aisling Capital III, LP (“Aisling”) and held indirectly by Aisling Capital Partners III, LP (“Aisling GP”), as general partner of Aisling, Aisling Capital Partners III LLC (“Aisling Partners”), as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members (collectively, the “Managers”) of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers share voting and dispositive power over the shares directly held by Aisling. Each of Aisling GP, Aisling Partners and the Managers may be deemed to be the beneficial owner of the shares our common stock only to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP, Aisling Partners or any of the Managers is the beneficial owner of any shares of our common stock reported herein in excess of such amount.
(2)	Aperture Venture Partners, LLC, the general partner of Aperture Capital III, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Aperture Capital III, L.P.
(3)	Aperture Ventures II Management, LLC, the general partner of Aperture Venture Partners II, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Aperture Venture Partners II, L.P.
(4)	Aperture Ventures II Management, LLC, the general partner of Aperture Venture Partners II-A, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Aperture Venture Partners II-A, L.P.
(5)	Aperture Ventures II Management, LLC, the general partner of Aperture Venture Partners II-B, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Aperture Venture Partners II-B, L.P.

(6)	Aperture Ventures III Management, LLC, the general partner of Aperture Venture Partners III, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Aperture Venture Partners III, L.P.
(7)	Maurice Werdegar, the general partner of BMZ Investments, L.P., has sole voting and investment control with respect to shares of our common stock registered hereby for the account of BMZ Investments, L.P.
(8)	Correlation Ventures GP, LLC is the general partner of Correlation Ventures, L.P. and David E. Coats, Trevor F. Kienzle, Grace Chui-Miller and Anu K. Pathria share voting and investment control with respect to shares of our common stock registered hereby for the account of Correlation Ventures, L.P., as nominee for Correlation Ventures, L.P. & Correlation Ventures Executives Fund, L.P.
(9)	Based solely on a Schedule 13G filed by Covidien Group S.a.r.l. and Medtronic plc on February 16, 2016.
(10)	Doug Koo, managing member of D3DC, LLC, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of D3DC, LLC.
(11)	Duke Rohlen and Kendall Simpson Rohlen, trustees of the Rohlen Revocable Trust dated u/a/d 6/12/98, have sole voting and investment control with respect to shares of our common stock registered hereby for the account of the Rohlen Revocable Trust dated u/a/d 6/12/98.
(12)	Represents shares held by Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P., which we collectively refer to as the “Essex Stockholders.” Essex Woodlands Health Ventures VIII, L.P., a Delaware limited partnership, is the general partner of each of these funds and is referred to as the “Partnership,” and Essex Woodlands Health Ventures VIII, LLC, a Delaware limited liability company, is the general partner of the Partnership and is referred to as the “General Partner.” Martin P. Sutter, Immanuel Thangaraj, Petri Vainio, Jeff Himawan, Ronald W. Eastman, Guido Neels and Steve Wiggins are the managers of the General Partner, and each is referred to as a “Manager” and collectively as the “Managers.” The Partnership is deemed to have sole voting and dispositive power with respect to the shares held by each of the funds affiliated with Essex Woodlands Health Ventures. The Managers are deemed to have shared voting and dispositive power with respect to the shares held by each of the Essex Stockholders by unanimous consent and through the Partnership. Each Manager disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(13)	Lawrence A. Garcia, the managing partner of Garcia General Partnership II, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Garcia General Partnership II.
(14)	Gaither Capital Management Company is the general partner of GC Partners LP, Reed Gaither, the manager of Gaither Capital Management Company, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of GC Partners LP.
(15)	Each of James Kitch, Craig Dauchy, Mark Tanoury and Kenneth Guernsey share voting and investment control with respect to shares of our common stock registered hereby for the account of GC&H Investments, LLC.
(16)	H. Barton Asset Management is the managing member of H. Barton Co-Invest Fund II, LLC, Harris Barton, the managing member of H. Barton Asset Management, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of H. Barton Co-Invest Fund II, LLC.
(17)	H. Barton Asset Management is the managing member of H. Barton Co-Invest Fund, LLC, Harris Barton, the managing member of H. Barton Asset Management, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of H. Barton Co-Invest Fund, LLC.
(18)	Represents shares held by: (i) SV Life Sciences Fund IV, L.P.; (ii) SV Life Sciences Fund IV Strategic Partners, L.P.; (iii) International Life Sciences Fund III (LP1), L.P.; (iv) International Life Sciences Fund III Co-Investment, L.P.; and (v) International Life Sciences Fund III Strategic Partners, L.P.

International Life Sciences Fund III (GP), L.P. (“Fund III GP”) is the general partner of each of: (i) International Life Sciences Fund III (LP1), L.P. (“ILSF LP1”), (ii) International Life Sciences Fund III Co-Investment, L.P. (“ILSF Co-Invest”) and (iii) International Life Sciences Fund III Strategic Partners, L.P. (“ILSF Strategic” and collectively, the “Fund III Entities”). ILSF III, LLC (the “ILSF General Partner”) is the general partner of Fund III GP and, through an investment committee comprised of James Garvey,

Kate Bingham, Eugene D. Hill, III and Michael Ross controls voting and investment decisions over the shares held by the Fund III Entities by majority vote. Each member of the investment committee of ILSF General Partner disclaims beneficial ownership over the shares held by the Fund III Entities except to the extent of any pecuniary interest therein. Each of ILSF General Partner and Fund III GP disclaim beneficial ownership over the shares held by the Fund III Entities except to the extent of their respective pecuniary interest therein.

SV Life Sciences Fund IV (GP), L.P. (“Fund IV GP”) is the general partner of each of SV Life Sciences Fund IV, L.P. (“Fund IV”) and SV Life Sciences Fund IV Strategic Partners, L.P. (“Fund IV Strategic” and together with Fund IV, the “Fund IV Entities”). SVLSF IV, LLC (the “SVLS General Partner”) is the general partner of Fund IV GP and, through an investment committee comprised of James Garvey, Kate Bingham, Eugene D. Hill, III and Michael Ross controls voting and investment decisions over the shares held by the Fund IV Entities by a majority vote. Each member of the investment committee of SVLS General Partner disclaims beneficial ownership over the shares held by the Fund IV Entities except to the extent of any pecuniary interest therein. Each of SVLS General Partner and Fund IV GP disclaim beneficial ownership over the shares held by the Fund IV Entities except to the extent of their respective pecuniary interest therein.

(19)	Each of KKR Fund Holdings L.P. (as the managing member of KKR Health Care I, LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited), KKR Management LLC (as the general partner of KKR & Co. L.P.) and Messrs. Kravis and Roberts (as the designated members of KKR Management LLC) may be deemed to share voting and investment control with respect to shares of our common stock beneficially owned directly by KKR Health Care I, LLC, and each disclaims beneficial ownership of such shares of common stock.
(20)	J. Casey McGlynn, secretary and Allan May, managing member and chairman of Life Science Angel Investors VIII LLC, share voting and investment control with respect to shares of our common stock registered hereby for the account of Life Science Angel Investors VIII LLC.
(21)	Maurice C. Werdegar, trustee of The Werdegar Family Trust dated 6/29/09, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of The Werdegar Family Trust dated 6/29/09.
(22)	Parker Blackman and Duncan Blackman, co-owners of P/D Properties, LLC, have shared voting and investment control with respect to shares of our common stock registered hereby for the account of P/D Properties, LLC.
(23)	Ryan Drant, sole owner of Ram Pasture LLC, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Ram Pasture LLC.
(24)	Charles Fritz, IV, sole owner of Screwcap Holdings, LLC, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Screwcap Holdings, LLC.
(25)	Garheng Kong is the managing member of HealthQuest Venture Management, L.L.C., the general partner of Sofinnova HealthQuest Partners, L.P., and has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Sofinnova HealthQuest Partners, L.P.
(26)	Sabrina Liang, director of school and department funds of The Board of Trustees of the Leland Stanford Junior University (DAPER I), has sole voting and investment control with respect to shares of our common stock registered hereby for the account of The Board of Trustees of the Leland Stanford Junior University (DAPER I).
(27)	Duke Rohlen, trustee of The Rohlen 2013 Irrevocable Trust Agreement dated November 6, 2013, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of The Rohlen 2013 Irrevocable Trust Agreement dated November 6, 2013.
(28)	Thomas P. Rohlen, trustee of The Rohlen Grandchildren’s Trust Dated April 14, 2010, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of The Rohlen Grandchildren’s Trust Dated April 14, 2010.

(29)	Thomas P. Rohlen, trustee of the Thomas P. Rohlen Revocable Trust of October 31, 1995, has sole voting and investment control with respect to shares of our common stock registered hereby for the account of Thomas P. Rohlen Revocable Trust of October 31, 1995.
(30)	These shares of our common stock are held by Venrock Associates VII, L.P. (“VA VII”). Venrock Management VII, LLC, a Delaware limited liability company (“VM VII”), is the sole General Partner of VA VII and may be deemed to own shares of our common stock. VM VII expressly disclaims beneficial ownership over all shares of our common stock held by VA VII, except to the extent of its indirect pecuniary interest therein.
(31)	These shares of our common stock are held by Venrock Partners VII, L.P. (“VP VII”). Venrock Management VII, LLC, a Delaware limited liability company (“VM VII”), is the sole General Partner of VP VII and may be deemed to own shares of our common stock. VM VII expressly disclaims beneficial ownership over all shares of our common stock held by VP VII, except to the extent of its indirect pecuniary interest therein.
(32)	Each of Maurice Werdegar, Martin Eng, Jay Cohan and David Wanek share voting and investment control with respect to shares of our common stock registered hereby for the account of Venture Lending & Leasing VI, LLC.
(33)	James A. Terranova, director of WS Investment Company, LLC (2015A), has sole voting and investment control with respect to shares of our common stock registered hereby for the account of WS Investment Company, LLC (2015A).
(34)	Prior to any use of this prospectus in connection with the resale of shares of our common stock by any unnamed selling stockholder(s), we will file a prospectus supplement setting forth the identity and aggregate amount of shares of common stock beneficially owned by the unnamed selling stockholder(s) intending to sell such securities. We also will include in such prospectus supplement any other information required by Item 507 of Regulation S-K regarding such selling stockholder(s).

Material Relationships Between Selling Stockholders and Entellus

Agreement and Plan of Merger and Lock-Up Agreements with Former Spirox Equity Holders

As described above, many of the selling stockholders are former stockholders, option holders or warrant holders of Spirox, Inc. and acquired the shares of Entellus common stock being offered under this prospectus at the closing of our acquisition of Spirox on July 13, 2017. Under the terms of the merger agreement, we may be obligated to make additional earnout payments to the former stockholders, option holders and warrant holders of Spirox based on our net revenue annual growth from sales of Spirox’s LATERA device and related products during the four-year period following the acquisition. Related products include subsequent versions of the LATERA device and any other device that treats nasal valve collapse or nasal lateral wall insufficiency by increasing the mechanical strength of the nasal lateral wall through the use of a synthetic graft. We have the discretion to pay the contingent consideration in shares of our common stock or cash, subject to compliance with applicable law and the Listing Rules of the NASDAQ Stock Market. A portion of the contingent consideration will be subject to certain rights of set-off for any post-closing indemnification obligations of Spirox’s equity holders. If we pay any of the contingent consideration in shares of our common stock, we have agreed to file another shelf registration statement registering the resale of such shares under the Securities Act as promptly as reasonably practicable, but in any event within 20 days following the issuance of such shares. We have also agreed to use commercially reasonable efforts to cause the registration statement of which this prospectus is a part and any additional such registration statement to be declared effective as soon as reasonably practicable after filing and to keep such registration statement effective until such time that all shares covered by the registration statement cease to constitute registrable securities (as defined in the merger agreement) but for no longer than five years from the date of effectiveness. We have also agreed to make and keep available adequate current public information, file with the SEC in a timely manner all reports and other required documents under the Securities Act and Exchange Act and cause all such reports and other required documents at the time of sale of any registrable securities not to contain any untrue statement of material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

All of the selling stockholders that acquired their shares of our common stock in connection with our acquisition of Spirox have entered into lock-up agreements with us pursuant to which such stockholders have agreed, subject to customary exceptions, not to offer, sell, contract to sell, pledge, assign, grant any option, right or warrant to purchase, lend, make any short sale, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership or otherwise dispose of their shares of Entellus common stock received in connection with the transaction for a period of (i) three months from the date of closing of the transaction in the case of 25% of the Entellus common stock received in connection with the transaction, (ii) six months from the date of closing of the transaction in the case of an additional 25% of the Entellus common stock received in connection with the transaction and (iii) 12 months in the case of the remaining shares of Entellus common stock received in connection with the transaction.

Agreements and Transactions with Pre-IPO Stockholders

We are party to a registration rights agreement with certain of our stockholders that held our convertible preferred stock prior to our IPO, including certain selling stockholders, for the registration of shares of our common stock that were issued upon conversion of such shares of convertible preferred stock at the closing of our IPO. Parties to this agreement include the following selling stockholders: entities affiliated with Essex Woodlands, SV Life Sciences, and Covidien Group S.A.R.L. Subject to certain limitations, these holders have the right to request that we prepare, file and maintain up to two registration statements on Form S-1 covering the sale of such shares of common stock and, once we are eligible to use a registration statement on Form S-3, up to two registration statements on Form S-3 in any 12-month period covering the sales of such shares of common stock. Additionally, these holders have unlimited “piggyback” registration rights to include these shares of common stock in future registration statements that we may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under this agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares of common stock. This agreement also contains other customary terms, including for indemnification. This agreement will terminate upon the earlier of (1) the date that is five years after the closing of our IPO or (2) with respect to each stockholder following the closing of our IPO, at such time as such stockholder holds 1% or less of our common stock and can sell all of its shares pursuant to Rule 144 of the Securities Act during any three-month period.

In the first quarter of 2017, we completed a public offering of shares of our common stock, issuing a total of 2.9 million shares of common stock at an offering price of $17.00 per share. Certain existing stockholders, including Essex Woodlands and SV Life Sciences, participated in the offering pursuant to their rights under the registration rights agreement and sold an aggregate of approximately 1.2 million shares of common stock in the offering.

We completed our IPO in the first quarter of 2015 and the following selling stockholders purchased shares of our common stock in the IPO at the initial public offering price, on the same terms as the shares that were sold to the public generally: Essex Woodlands and SV Life Sciences Essex Woodlands purchased an aggregate of approximately $6.0 million in common stock and SV Life Sciences purchased approximately $5.4 million in common stock.

We are party to an investor rights agreement with certain of our stockholders that held our convertible preferred stock prior to our IPO, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors. Parties to this agreement include the following selling stockholders: entities affiliated with Essex Woodlands, SV Life Sciences, and Covidien Group S.A.R.L. As a result of our IPO, most of the covenants and restrictions set forth in this agreement that apply to us terminated in February 2015, but we remain obligated to comply with reporting requirements under the Exchange Act.

Other Relationships with Selling Stockholders

The following selling stockholders are current members of our board of directors or entities affiliated with members of our board of directors: KKR Health Care I LLC, Duke Rohlen, The Rohlen 2013 Irrevocable Trust Agreement dated November 6, 2013, The Rohlen Grandchildren’s Trust Dated April 14, 2010, Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P., Essex Woodlands Health Ventures Fund VIII-B, L.P., International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P., International Life Sciences Fund III Strategic Partners L.P., SV Life Sciences Fund IV, L.P., and SV Life Sciences Fund IV Strategic Partners L.P.

The following selling stockholders are current or former employees, or entities affiliated with current or former employees, of Spirox: Thomas P. Rohlen is the father of Duke Rohlen and trustee of The Rohlen Grandchildren’s Trust Dated April 14, 2010 and the Thomas P. Rohlen Revocable Trust of October 31, 1995.

The following selling stockholders are current or former consultants, or entities affiliated with current or former consultants, of Spirox: Iyad Saidi, Garheng Kong, the managing member of HealthQuest Venture Management, L.L.C., the general partner of Sofinnova HealthQuest Partners, L.P. held an observer seat on the board of Spirox and Venture Lending & Leasing VI, LLC was a lender for Spirox. In addition, Spirox is a client of Cooley LLP, which is an investor in GC&H Investments, LLC and certain partners and attorneys with Cooley LLP share voting and dispositive power over shares held by GC&H Investments, LLC.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell any or all their respective shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions, subject to certain transfer restrictions imposed upon certain of the shares of common stock covered by this prospectus. See “Selling Stockholders.” Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an over-the-counter distribution;

•	an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the selling stockholder(s) to include the pledgee, donees, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the pledgees, donees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect certain transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable Financial Industry Regulatory Authority, Inc., or FINRA, rules; and in the case of a principal transaction a markup or markdown in compliance with applicable FINRA rules.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that such transactions meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholders are subject to the prospectus delivery requirements of the Securities Act.

To the extent required pursuant to Rule 424(b) under the Securities Act, the shares of our common stock to be sold, the name of the selling stockholders, the purchase price and public offering price, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

All of the selling stockholders who acquired their shares of common stock being offered hereby at the closing of our acquisition of Spirox have entered into lock-up agreements with us pursuant to which such stockholders have agreed not to offer, sell, contract to sell, pledge, assign, grant any option right or warrant to purchase, lend, make any short sale, enter into any swap or other arrangement that transfer to another any of the economic consequences of ownership or otherwise dispose of the shares of common stock that such stockholders received in connection with our acquisition of Spirox. The lock-up will apply for a period of (i) three months from the date of closing of the Spirox acquisition in the case of 25% of the Entellus common stock received in connection with the Spirox acquisition, (ii) six months from the date of closing of the Spirox acquisition in the case of an additional 25% of the Entellus common stock received in connection with the Spirox acquisition and (iii) 12 months in the case of the remaining shares of Entellus common stock received in connection with the Spirox acquisition.

We agreed to keep the registration statement of which this prospectus is a part effective until such time that all shares covered by the registration statement cease to constitute registrable securities (as defined in the merger agreement with Spirox) but for no longer than five years from the date of effectiveness. We will bear all fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all fees and expenses in connection with the filing of any registration statement or prospectus supplement, fees and expenses of compliance with securities or “blue sky” laws, transfer agent fees, the maintenance of the effectiveness of the registration statement, and the listing of the shares on NASDAQ, including all registration, filing, qualification, printing, accounting and other fees and expenses, except that Entellus shall not be responsible for the fees of the representatives of and counsel to, the selling stockholders who acquired their shares at the closing our acquisition of Spirox, including those with respect to any review and preparation of any registration statement or prospectus supplement. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

LEGAL MATTERS

The validity of the common stock that may be offered hereby will be passed upon for us by Fox Rothschild LLP, Minneapolis, Minnesota.

EXPERTS

The audited financial statements and schedule of Entellus Medical, Inc. for the year ended December 31, 2016, which are incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Spirox as of and for the years ended December 31, 2015 and 2016 incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed on September 25, 2017 have been audited by Frank, Rimerman + Co. LLP, independent auditors, as stated in their report incorporated by reference herein, and are so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Exchange Act, and we file annual, quarterly and special reports, proxy statements and other information with the SEC relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room and via the SEC’s website (see below for more information).

In connection with the common stock offered by this prospectus, we have filed a registration statement on Form S-3 under the Securities Act with the SEC. This prospectus, which constitutes a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits and schedules. For further information with respect to our common stock and us, you should refer to that registration statement and its accompanying exhibits and schedules.

You may inspect a copy of the registration statement of which this prospectus is a part and its accompanying exhibits and schedules, as well as the reports, proxy statements and other information we file with the SEC, without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including us. The address of the site is http://www.sec.gov.

In addition, we maintain a website that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.entellusmedical.com. Our website, and the information contained on that site, or connected to that site, are not intended to be part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference the following documents into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 22, 2017 (SEC File No. 001-36814);

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017 filed with the SEC on May 5, 2017 and August 4, 2017, respectively (SEC File No. 001-36814);

•	our Current Reports on Form 8-K (only to the extent information is “filed” and not “furnished”) filed with the SEC on January 5, 2017, January 25, 2017, January 31, 2017, April 6, 2017, April 12, 2017, June 14, 2017, July 7, 2017, July 14, 2017 and September 25, 2017 and our Current Report on Form 8-K/A filed on September 25, 2017 (SEC File No. 001-36814); and

•	the description of our common stock contained in our Registration Statement on Form S-1, as amended (SEC File No. 333-201237), which description is incorporated by reference into the Registration Statement on Form 8-A filed with the SEC on January 23, 2015, pursuant to the Exchange Act, and any amendment or report filed for the purpose of further updating such description (SEC File No. 001-36814).

We also are incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the registration statement of which this prospectus and prior to the termination of the offering of the securities to which this prospectus relates. Additionally, all filings filed by the us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. In no event, however, will any of the information that we “furnish” to the SEC in any Current Report on Form 8-K or any other report or filing be incorporated by reference into, or otherwise included in, this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at the address provided above or by writing or calling us at the address set forth below.

Entellus Medical, Inc.

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

Attention: Investor Relations

Telephone: (763) 463-1595

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

10,226,165 Shares

Entellus Medical, Inc.

Common Stock

PROSPECTUS

October 4, 2017